UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2007
Commission file number 0-12602
MAKITA CORPORATION
(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-☐

SIGNATURES
CONSOLIDATED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2007
1. OPERATING RESULTS
2. GROUP STRUCTURE
3. MANAGEMENT POLICIES
4. CONSOLIDATED FINANCIAL STATEMENT
5. SUPPORT DOCUMENTATION (CONSOLIDATION)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION

(Registrant)

By :	/s/ Masahiko Goto

Masahiko Goto
President and Representative Director
Date: October 31, 2007

Makita Corporation
Consolidated Financial Results
for the six months
ended September 30, 2007
(U.S. GAAP Financial Information)
(English translation of “KESSAN TANSHIN”
originally issued in Japanese language)

CONSOLIDATED FINANCIAL RESULTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2007
October 31, 2007
Makita Corporation
Stock code: 6586
URL: http://www.makita.co.jp/
Masahiko Goto, President
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States.)
1. Results of the six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)
(1) CONSOLIDATED FINANCIAL RESULTS

	Yen (million)
	For the six months			For the six months
	ended September			ended September			For the year ended
	30, 2006			30, 2007			March 31, 2007
			%			%			%
Net sales	131,891		23.7	169,537		28.5	279,933		22.2
Operating income	21,387		(17.4)	33,899		58.5	48,176		5.2
Income before income taxes	21,796		(17.8)	34,468		58.1	49,323		0.4
Net income	15,390		(40.4)	23,596		53.3	36,971		(8.5)

	Yen

Net income per share:
Basic		107.09			164.17			257.27
Diluted		107.09			164.17			257.27
Notes:	1.	Equity in net earnings of affiliated companies (including non-consolidated subsidiaries): NIL

	2.	The table above shows the change in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income against the corresponding period of the previous year.
(2) CONSOLIDATED FINANCIAL POSITION

	Yen (million)
	As of	As of	As of
	September 30, 2006	September 30, 2007	March 31, 2007
Total assets	340,176	393,148	368,494
Shareholders’ equity	279,374	320,144	302,675
Shareholders’ equity ratio to total assets (%)	82.1%	81.4%	82.1%

	Yen

Shareholders’ equity per share	1,944.05	2,226.68	2,106.28
(3) CONSOLIDATED CASH FLOWS

	Yen (million)
	For the six months	For the six months	For the year
	ended September	ended September	ended March 31,
	30, 2006	30, 2007	2007
Net cash provided by operating activities	13,419	13,803	32,360
Net cash used in investing activities	(14,203)	(4,950)	(27,276)
Net cash used in financing activities	(3,978)	(10,047)	(8,307)
Cash and cash equivalents, end of period	35,302	35,686	37,128
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

2. Cash dividend

	Yen
	For the year ended	For the year ending
	March 31, 2007	March 31, 2008
Cash dividend per share:
Interim	19.00	30.00
Year-end	55.00	(Note)
Total	74.00	(Note)
Note:	Regarding our forecast for dividends, refer to page 6.
3. Consolidated financial forecast for the year ending March 31, 2008 (From April 1, 2007 to March 31, 2008)

	Yen (million)
	For the year ending March 31, 2008
Net sales	330,000		17.9
Operating income	62,000		28.7
Income before income taxes	62,500		26.7
Net income	42,800		15.8
	Yen

Net income per share		297.68
4. Other
(1)	Changes in important subsidiaries during the term (Changes in specific subsidiaries accompanied by changes in scope of consolidation): None.
     (Ref.) Changes in scope of consolidation and equity method

Consolidation	(Newly included)	2 subsidiaries (Makita Numazu Corporation, etc.)
2 equity method affiliates
Note:	The name of Makita Numazu Corporation was changed from Fuji Robin Industries Ltd. on August 1, 2007.
(2)	Changes in principle, procedure and representation of the accounting policies concerning consolidated financial statement creation (Changes indicated to “CHANGE OF SIGNIFICANT ACCOUNTING POLICIES”): None.
(3)	Number of shares outstanding (common stock)
1.	Number of shares issued (including treasury stock):

As of September 30, 2006:	144,008,760
As of September 30, 2007:	144,008,760
As of March 31, 2007:	144,008,760
2.	Number of treasury stock:

As of September 30, 2006:	301,519
As of September 30, 2007:	232,286
As of March 31, 2007:	307,481
Note:	Regarding number of shares used as the basis for calculation of net income per share, please see page 22 “Information per share.”

Explanation regarding proper use of business forecasts, and other significant matters
This report modifies the consolidated financial forecast for the year ending March 31, 2008. Regarding the assumptions for the revised forecasts and other matters, refer to page 4.
The financial forecasts given above are based on information as available at the present time, and include potential risk and uncertainties. As a consequence of this and other factors, actual results may vary from the forecasts provided above.
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

1. OPERATING RESULTS
1. Operating results
(1) Outline of operations and business results for the six months ended September 30, 2007
     Reviewing economic conditions abroad during the interim period, we believe that the employment situation in Europe has improved, and firm household spending has continued to support economic expansion. In the United States, uncertainties in the outlook for the economy seems to persist, owing to the falloff in housing investment and weakness in the financial market caused by the subprime mortgage issues. Meanwhile, in Asia, economic trends overall have been good, as in the case of China where both exports and domestic demand are rising at high rates. Domestically, although business performance has continued to yield favorable results mainly by the exporting companies aided by the weak yen, revision of the Building Standards Law, by making the building permit procedures more rigorous, has caused a decline in housing investment after summer.
     Given these conditions, with regard to production, in addition to the enhancement of production in its Chinese factories Makita increased the scale of output at its Romania factory and started construction of a second factory in Brazil in order to strengthen the product supply capacity to the favorable market in Central and South America. With respect to sales, we augmented our global sales and after-service network by opening an office in Vladivostok to cover the Far Eastern region of Russia and started business of a subsidiary in Peru. In order to enhance the gardening tool category containing an engine type, we acquired shares in Fuji Robin Industries Ltd. by means of a tender offer and a share exchange, and made that company into a wholly owned subsidiary (as of August 1) that was given the new name Makita Numazu Corporation.
     Consolidated business results for this interim period were as follows. Net sales rose 28.5% over the same period of the previous year to 169,537 million yen, making this interim period the third consecutive period in which record-high sales were achieved and the seventh consecutive midterm that showed year-on-year growth.
     Regarding profits, an increase in the share of our output originating in China and sales growth owing to the weak yen contributed to an improved cost of sales ratio, and operating income were 58.5% higher than during the interim period one year ago, at 33,899 million yen (ratio of operating income to net sales; 20.0%). Moreover, income before income taxes were up 58.1% to 34,468 million yen (ratio of income before income taxes to net sales; 20.3%), and net income for the interim period rose 53.3% to 23,596 million yen (ratio of net income to net sales; 13.9%) compared with the same period of the previous year.
     Sales by region showed the following results.
     In Japan, while demand was sluggish because of a decline in housing investment, in addition to leading our competitors in bringing out lithium-ion battery products as a series, as a consequence of Fuji Robin Industries Ltd. (now named Makita Numazu Corporation) becoming a consolidated subsidiary in mid-May, an increase of 11.9% over the same period of the previous year was achieved.
     In Europe, in addition to the contribution made by finely executed sales efforts and our after-service network, the market gave a favorable response to our technology, embodied in our hammer drills with Anti Vibration Technology and lithium-ion battery products, and sales in Western Europe, notably England and Germany, rose. In addition to this, our Eastern Europe and Russian markets expanded and in all European sales rose 39.4%.
     In North America, despite the poorer outlook for housing investment in the United States, we improved our business in spread price lithium-ion battery products at large-scale retailers, and business in Canada was favorable; in all sales rose 18.1%.
     In the Asian region, the situation was spotty but growth of 12.7% over the same period of the previous year was achieved, and in other regions, owing to high market prices for mineral resources and crude oil, prices which drove economic growth, we recorded an increase of 39.4% in the Middle East and Africa, 37.1% in Central and South America and 38.3% in Oceania.
     As a result, the overseas sales ratio was 84.9%.
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

(2) Outlook for the year ending March 31, 2008
     We anticipate continuous adjustments in the housing market in the United States, and some slowing in the economy, and believe that the outlook for business environment remains unclear, largely owing to the unpredictable crude oil prices and industrial raw materials prices, as well as the possibility of exchange rate fluctuations.
     Given this outlook, Makita intends to further improve its business performance by increasing market share, starting with the professional-use power tools market and including the pneumatic tools and garden tools markets. We will further improve our global sales and service arrangements as well as continue the development of high value-added products.
     Regarding full-year performance,
•	We will continue to develop new products that are high in value added, and new products that are responsive to a wide range of user requirements.

•	Advances will be made in globalizing production by expansion of plants in China, Romania and Brazil.

•	We will further strengthen our sales capability by use of our global sales and after-service network.

•	We will further develop our business relationships with large-scale retailers in the United States, where the market will slacken, and will work to increase our brand value.
     At the same time, with regard to the market environment,
•	There will be a decline in new housing starts in Japan, and the demand environment will become less friendly.

•	In Western Europe where the market has been firm, we detect some murkiness in the market environment, and expect an intensification of inter-firm competition.

•	The growth rates in the Eastern Europe and Russian markets, where rates were high owing to the warm winter last year, will slacken.

•	Demand will expand in emerging markets such as that of Central and South America, the Middle East and Africa.

•	In some Asian countries political circumstances will depress demand.

•	Exchange rates will shift the appreciation of the yen.
     Taking these into account, our financial forecasts are as follows.
Revised financial outlook for consolidated performance during the fiscal 2008 (from April 1, 2007, to March 31, 2008)

(Million yen, %)
			Income before
	Net sales	Operating income	income taxes	Net income
Financial outlook announced previously (A)	320,000	56,500	57,800	39,700
Revised financial outlook (B)	330,000	62,000	62,500	42,800
Change (B-A)	10,000	5,500	4,700	3,100
Percentage revision	3.1%	9.7%	8.1%	7.8%
Actual results for the previous year ended March 31, 2007	279,933	48,176	49,323	36,971
Assumptions:
The above financial forecast is based on the assumption of exchange rates of 112 yen to US$1 and 160 yen to 1 Euro for the second half of the year, and 116 yen to US$1 and 161 yen to 1 Euro for the year ending March 31, 2008.

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

2. Financial position
(1) Analysis on assets, liabilities and total assets
     Total assets during the interim period increased by 24,654 million yen from the level at the end of the previous year to 393,148 million yen. This was because of increases in trade receivables and inventories that accompanied the increased sales.
     Liabilities rose 7,031 million yen during the interim period to 70,715 million yen, reflecting increases in trade notes and accounts payable.
     Shareholders’ equity increased 17,469 million yen during the interim period to 320,144 million yen; this was the result of a build-up in retained earnings.
(2) Analysis on cash flows and financial ratios
     Total cash and cash equivalents (hereinafter referred to as “Cash”) at the end of this interim period totaled 35,686 million yen, down 1,442 million yen from the end of the previous year.
(Net Cash Provided by Operating Activities)
     As mentioned in “Outline of operations and business results for the six months ended September 30, 2007” on page 3, strong performance resulted in net cash from operating activities amounting to 13,803 million yen.
(Net Cash Used in Investing Activities)
     Net cash used in investing activities amounted to 4,950 million yen. This reflected mainly purchase of securities as well as capital expenditures for the construction of facilities at Head office, machinery and equipment and metal molds for new products, and tender offer for shares of Fuji Robin Industries Ltd.
(Net Cash Used in Financing Activities)
     Net cash used in financing activities amounted to 10,047 million yen, reflecting the payment of cash dividends and repayment of short-term borrowings.
Financial ratios

					As of
		As of (year ended) March 31,			September
	2004	2005	2006	2007	30, 2007
Operating income to net sales ratio	8.0%	16.1%	20.0%	17.2%	20.0%
Equity ratio	69.5%	75.8%	81.8%	82.1%	81.4%
Equity ratio based on a current market price	69.3%	97.1%	160.0%	170.4%	184.3%
Debt redemption (years)	0.7	0.5	0.1	0.1	0.1
Interest coverage ratio (times)	47.8	28.4	54.7	102.4	83.2
     Definitions
Operating income to net sales ratio: operating income/net sales
Equity ratio: shareholders’ equity/total assets
Equity ratio based on a current market price: total current market value of outstanding shares/total assets
Debt redemption: interest-bearing debt/net cash inflow from operating activities
Interest coverage ratio: net cash inflow from operating activities/interest expense
     Notes
1.	All figures are calculated based on a consolidated basis.

2.	The total current market value of outstanding shares is calculated by multiplying the closing market price at the period end by the number of outstanding shares (after deducting the number of treasury stock.)

3.	Interest-bearing debt includes all consolidated balance-sheet debt on which interest payments are made.

4.	The debt redemption period for the interim period is calculated based on an estimate of operating cash flows computed by multiplying operating cash flow for the interim period by two.
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

3. Basic policy regarding profit distribution and cash dividend for the fiscal 2007 and 2008
     Makita’s basic policy on the distribution of profits is to maintain a dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, under certain special circumstances, computation of the amount of dividends will be based on consolidated net income after certain adjustments. With respect to repurchases of its outstanding shares, Makita aims to implement a flexible capital policy, augment the efficiency of its capital employment, and thereby boost shareholder profit. Also Makita continues to consider execution of own share repurchases in light of trends in stock prices.
     Makita intends to maintain a financial position strong enough to withstand the challenges associated with changes in its operating environment and other changes and allocate funds for strategic investments aimed at expanding its global operations.
     Our forecast for dividends is as follows:

	For the year ended	For the year ending
	March 31, 2007	March 31, 2008

Cash dividend per share for the interim period	19 yen	30 yen (Note 1)
Cash dividend per share for the second half	55 yen	(Note 2)
Total cash dividend per share for the year	74 yen (Note 3)	(Note 2)
Notes
1.	As stated in the “Announcement of Revisions in Interim Dividend Forecast for the Fiscal Year Ending March 2008” released today, it was resolved at the meeting of the Board of Directors held on October 31, 2007 that interim dividends would be 30 yen per share (payable on November 26, 2007).

2.	The Board of Directors plans to meet in April 2008 for a report on earnings for the year ending March 31, 2008. At such time, in accordance with the Basic Policy Regarding Profit Distribution mentioned above, the Board of Directors plans to propose a dividend equivalent to at least 30% of the net income. The Board of Directors will submit this proposal to the General Meeting of Shareholders scheduled for June 2008. However, if certain special circumstances arise, computation of the amount of dividends will be based on consolidated net income after certain adjustments.

3.	Because the reversal of valuation allowances for deferred income tax assets at the Company’s American subsidiary was treated as a special circumstance, net income for the period increased by approximately 1.7 billion yen. This special circumstance was not taken into account when calculating the amount to be paid as dividends.

4.	The consolidated dividend payout ratio is calculated as annual dividends per share divided by consolidated net income per share (after adjustments for special circumstances) and 100 is multiplied.
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

4. Risk factors
     Among the various risk factors that may have an effect on the management performance and financial position of Makita, those that are believed likely to have a material impact on investor judgment are described below.
     Note that items referring to the future reflect Makita’s forecasts and assumptions as of September 30, 2007.
(1)	Makita’s sales is affected by the levels of construction activities and capital investments in its markets.

The demand for power tools, Makita’s main products, is affected to a large extent by the levels of construction activities and capital investments in the relevant regions. Generally speaking, the levels of construction activities and capital investment depend largely on the economic conditions in the market. As a result, when economic conditions weaken in the principal markets for Makita’s activities, including Japan, Europe, North America, Asia, Central and South America, the Middle East, Africa, and Oceania, this may have an adverse impact on Makita’s consolidated financial condition and results of operations.
(2)	Currency exchange rate fluctuations may adversely affect Makita’s financial results.

The functional currency for all of Makita’s significant foreign operations is the local currency. The results of transactions denominated in local currencies of Makita’s subsidiaries around the world are translated into yen using the average market conversion rate during each financial period. Assets and liabilities denominated in local currencies are converted into yen at the rate prevailing at the end of each financial period. As a result, Makita’s operating results, assets, liabilities and shareholders’ equity are affected by fluctuation in values of the Japanese yen against these local currencies. In an effort to minimize the impact of short-term exchange rate fluctuations between major currencies, mainly the U.S. dollar, the euro, and the yen, Makita engages in hedging transactions. However, medium-to-long-term fluctuations of exchange rates may make it difficult for Makita to execute procurement, production, logistics, and sales activities as planned and may have an adverse impact on Makita’s consolidated financial condition and results of operations.
(3)	Makita faces intense competition in the global market for its power tools for professional use.

The global market for power tools for professional use is highly competitive. Factors that affect competition in the markets for Makita’s products include the quality, functionality of products, technological developments, the pace of new product development, price, reliability, durability, after-sales service and the rise of new competitors. While Makita strives to ensure its position as a leading international supplier of power tools for professional use, there is no guarantee that it will be able to compete effectively in the future. If Makita is unable to compete effectively, it may lose market share and its earnings may be adversely affected. Moreover, if Makita is unable to compete effectively, Makita’s sales volumes may decrease and inventories may increase, resulting in a downward pressure on the prices for Makita’s products, which in turn could have an adverse impact on Makita’s consolidated financial condition and results of operations.
(4)	If Makita is not able to develop attractive products, Makita’s sales activities may be adversely affected.

Makita’s principal competitive strengths are its diverse range of high-quality, high-performance power tools for professional use, and the strong reputation of the MAKITA brand, both of which depend in part on Makita’s ability to continue to develop attractive and innovative products that are well received by the market. There is no assurance that Makita will be able to continue to develop such products. If Makita is no longer able to quickly develop new products that meet the changing needs of the market for high-end, professional users, it may have an adverse impact on Makita’s consolidated financial condition and results of operations.

English Translation of “KESSAN TANSHIN” originally issued in Japanese language

(5)	Geographic concentration of Makita’s main facilities may have adverse effects on Makita’s business activities.

Makita’s principal management functions, including its headquarters, and the companies on which it relies for supplying major parts are located in Aichi Prefecture (“Aichi”), Japan. Makita’s manufacturing facilities in Aichi and Kunshan, Jiangsu Province, China, collectively account for approximately 80% of Makita’s total production volume on a consolidated basis during the interim period under review. Due to this geographic concentration of Makita’s major functions, including plants and other operations in Japan and China, Makita’s performance may be significantly affected by major natural disasters and other catastrophic events, including earthquakes, floods, fires, power outages, and suspension of water supplies. In addition, Makita’s facilities in China may also be affected by changes in political and legal environments, changes in economic conditions, revisions in tariff rates, currency appreciation, labor disputes, emerging infectious diseases, power outages resulting from inadequacies in infrastructure, and other factors. In the event that such developments cannot be foreseen or measures taken to alleviate their damaging impact are inadequate, Makita’s consolidated financial condition and results of operations may be adversely affected.

(6)	Makita’s overseas activities and entry into overseas markets entail risks, which may have a material adverse effect on Makita’s business activities.

Makita derives a majority of its sales in markets located outside of Japan, including Europe, North America, Asia, Oceania, the Middle East, Central and South America, and emerging markets such as Russia and Eastern Europe. During the interim period under review, approximately 85% of Makita’s consolidated net sales were derived from products sold overseas. The high percentage of overseas sales gives rise to a number of risks. If such risks occur, they may have a material adverse impact on Makita’s consolidated financial condition and results of operations. Such risks include the following:
1.	Unexpected changes in laws and regulations;

2.	Disadvantageous political and economic factors;

3.	The outflow of technical know-how and knowledge due to personnel turnover enabling Makita’s competitors to strengthen their position;

4.	Potentially unfavorable tax systems; and

5.	Terrorism, war, and other factors that lead to social turbulence.
(7)	If Makita fails to maintain cooperative relationships with significant customers, Makita’s sales may be seriously affected.

Makita has a number of significant customers. If Makita loses these customers and is unable to develop new sales channels to take their place, sales may decline and have an adverse impact on Makita’s business performance and financial position. In addition, if major customers of Makita select power tools and other items made in China and sell them under their own brand, this may have an adverse impact on Makita’s consolidated financial condition and results of operations.

(8)	If any of Makita’s suppliers fail to deliver materials or parts required for production as scheduled, Makita’s production activities may be adversely affected.

Makita’s production activities are greatly dependent on the on-schedule delivery of materials and parts from its suppliers. Purchases of production-use materials from Chinese manufacturers have increased in recent years. When launching new products, sales commencement dates can slip if Chinese manufacturing technology does not satisfy our demands, or if it takes an inordinate amount of time in order to satisfy our demands. There is a concern that this can result in lost sales opportunities. Makita purchases some of its component parts from sole suppliers. There is no assurance that Makita will be able to find alternate suppliers that can provide materials and parts of similar quality and price in a sufficient quantity and in a timely manner. In the event that any of these suppliers cannot deliver the required quality and quantity of parts on schedule, this will have an adverse effect on Makita’s production schedules and cause a delay in Makita’s own product deliveries. This may cause Makita to lose some customers or require Makita to purchase replacement materials or parts from alternate sources at a higher price. Any of these occurrences may have a detrimental effect on Makita’s consolidated financial condition and results of operations.

English Translation of “KESSAN TANSHIN” originally issued in Japanese language

(9)	When the procurement of raw materials used by Makita becomes difficult or prices of these raw materials rise sharply, this may have an adverse impact on performance.

In manufacturing power tools, Makita purchases raw materials and components, including silicon steel plates, aluminum, steel products, copper wire, and electronic parts. In recent years, demand for these materials in China and the rest of the world has risen substantially, and some suppliers are experiencing a shortage of capacity. Under these circumstances, if the Makita is unable to obtain the necessary quantities of these materials, this may have an effect on production schedules. In addition, the shortage of capacity among suppliers is a factor leading to increased prices of production materials. If the Makita experiences increases in prices of production materials, greater than what can be absorbed by increased productivity or through other internal efforts and prices of final products cannot be raised sufficiently, such circumstance may have a detrimental impact on the performance and financial position of the Makita.

(10)	Product liability litigation or recalls may harm Makita’s financial statements and reputation.

Makita manufactures a wide range of power tools at factories worldwide according to ISO internationally accepted quality control standards. However, Makita cannot be certain that all of its products will be free of defects nor that it will be subject to product recalls in the future. A large-scale recall or a substantial product liability suit brought against Makita may result in severe damage to Makita’s brand image and reputation. In addition, a major product recall or product liability lawsuit is likely to be very costly and would require a significant amount of management time and attention. Any of these occurrences may have a major adverse impact on Makita’s consolidated financial condition and results of operations.

(11)	Fluctuations in stock market prices may adversely affect Makita’s financial statements.

Makita holds certain Japanese equity securities and equity-linked financial instruments, and classified them as available-for-sale securities on its consolidated financial statements. The values of these investments are influenced by fluctuations in the quoted market prices. A significant depreciation in the value of these securities will have an adverse impact on Makita’s consolidated financial condition and results of operations.

(12)	Makita may be unable to protect its intellectual property rights and could suffer significant liabilities, litigation costs or licensing expenses or be prevented from selling its products if it is infringing the intellectual property of third parties.

Makita relies on patents, utility models, design rights, trademarks and copyrights obtained in various countries to actively protect its proprietary rights. However, in general, it is difficult for Makita to detect, and investigate, the products believed to infringe its intellectual property rights and therefore Makita cannot ensure that its intellectual property rights will provide meaningful protection of its proprietary rights. In addition, Makita may be unknowingly infringing the intellectual property rights of third parties and may be held responsible for that infringement, which may require Makita to pay significant damages or license fees or modify its products or processes, stop making products or stop using processes. If such risks occur, they may have a material adverse impact in Makita’s consolidated financial condition and results of operations.

(13)	Environmental or other government regulations may have a material adverse impact on Makita’s business activities.

Makita maintains strict compliance with environmental, commercial, export and import, tax, safety and other regulations that are applicable to its activities in all the countries in which Makita operates. If Makita is unable to continue its compliance with existing regulations or is unable to comply with any new or amended regulations, it may be subject to fines and other penalties and its activities may be significantly restricted. The costs related to compliance with any new or amended regulations may also result in significant increases in overall costs.

English Translation of “KESSAN TANSHIN” originally issued in Japanese language

(14)	Investor confidence and the value of Makita’s ADRs and ordinary shares may be adversely impacted if Makita’s management concludes that Makita’s internal control over financial reporting is not effective or if Makita’s independent registered public accounting firm is unable to provide adequate attestation over the adequacy of the internal control over Makita’s financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.

Makita is required to include in its annual report on Form 20-F from the fiscal year 2007 and in future fiscal years to be filed with the U.S. Securities and Exchange Commission, an assessment by Makita’s management on the effectiveness of Makita’s internal control over financial reporting, as promulgated under section 404 of the Sarbanes-Oxley Act of 2002. In addition, the company’s independent registered public accounting firm is required to audit and report on the effectiveness of Makita’s internal control over financial reporting. Makita has been reviewing and evaluating its internal control over financial reporting to ensure compliance with the requirements under section 404 of the Sarbanes-Oxley Act of 2002. However, if Makita’s management concludes that Makita’s internal control over financial reporting is not effective, or if the independent registered public accounting firm issues a report that Makita’s internal control over financial reporting is not effective, there could be an adverse reaction in the market resulting from a loss of investor confidence in the reliability of Makita’s financial statements, which ultimately could negatively impact the market price of Makita’s ADRs and ordinary shares.

English Translation of “KESSAN TANSHIN” originally issued in Japanese language

2. GROUP STRUCTURE
     Makita Corporation (the “Company”) and its consolidated subsidiaries (collectively “Makita”) mainly manufacture and sell portable electric power tools. Makita is comprised of the Company, 47 consolidated subsidiaries and 2 equity method affiliates.
     Group Structure of Makita is outlined as follows:

Outside Customers
Overseas sales subsidiaries: 33
Makita U.S.A. Inc.
Makita (U.K.) Ltd.
Makita France SAS
Makita Benelux B.V. (The Netherlands)
S.A. Makita N.V. (Belgium)
Makita S.p.A. (Italy)
Makita Werkzeug GmbH (Germany)
Makita Werkzeug Gesellschaft m.b.H. (Austria)
Makita Sp. z o.o. (Poland)
Makita, S.A. (Spain)
Makita Oy (Finland)
Makita (Australia) Pty. Ltd.
Makita Gulf FZE (U.A.E.)
Other overseas sales subsidiaries: 20
Domestic
Makita Corporation
Manufacturing subsidiary
Makita Ichinomiya Corporation
(Manufacture of woodworking machines)
Dissolution: January 2008 (Scheduled)
Sales and manufacturing subsidiaries
Makita Numazu Corporation
(Manufacture and sales of garden tools)
Other subsidiaries: 2
Equity method affiliates: 2
Overseas sales and manufacturing subsidiaries: 4
Makita Canada Inc.
Dolmar GmbH (Germany)
(Manufacture and sales of garden tools)
Makita (China) Co., Ltd.
Makita do Brasil Ferramentas Eletricas Ltda.
Overseas manufacturing subsidiaries: 4
Makita Corporation of America
Makita Manufacturing Europe Ltd. (U.K.)
Makita (Kunshan) Co., Ltd. (China)
Makita EU S.R.L. (Romania)
Other overseas subsidiaries: 2
Makita International Europe Ltd. (U.K.)
(Coordination of our overall operations in Europe)
Other subsidiaries: 1
Supply finished goods
Supply parts

English Translation of “KESSAN TANSHIN” originally issued in Japanese language

3. MANAGEMENT POLICIES
1. Basic Policies
     Makita has set itself the goal of consolidating a strong position in the global power tool industry as a global supplier of a comprehensive range of power tools that assist people in creating homes and living environments. In order to achieve this, Makita has established strategic business approaches and quality policies such as “A management approach in symbiosis with society” “Managing to take good care of our customers,” “Proactive, sound management” and “Emphasis on trustworthy and reliable corporate culture as well as management to draw out the capabilities of each employee.” Makita aims to generate solid profitability so that it can promote its sustained corporate development and meet the needs of its shareholders, customers, and employees as well as regional societies where Makita operates.
2. Target Management Indicators
     Makita believes that attaining sustained growth and maintaining high profitability are the ways to increase corporate value. Makita’s specific numerical target is to maintain a stable ratio of operating income to net sales on a consolidated basis of 10% or more.
3. Medium-to-Long-Term Management Strategy
     Makita aims to build a strong brand equity that is unrivaled in the industry and to become what it refers to as a “Strong Company.” In other words, to become a company that can obtain and maintain worldwide market leadership as a global total supplier of tools such as power tools for professional use, gardening tools, and air tools. This is to be accomplished through the ability to develop new products that satisfy the professional user, a global production structure that achieves both high quality and cost competitiveness, as well as a sales and after-sales service structure that leads the industry both in the domestic and overseas markets.
     In order to carry out this management strategy, Makita is focusing its management resources on the professional-use tool category, while maintaining its strong financial condition that can withstand any unpredictable changes in the operational environment including those related to foreign exchange risk and country risk.
4. Issues to Be Addressed
     Makita will be striving to further improve its results by aggressively addressing such tasks as the continuous introduction of new products that will lead the industry, further improvement in the productivity of its Chinese factories, expansion of production in the Romanian factory, which is Makita’s new production base, improvement in brand equity in the U.S., enhancement of the air tool category, and the gardening tool category containing an engine type.
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

4. CONSOLIDATED FINANCIAL STATEMENT
1. CONDENSED CONSOLIDATED BALANCE SHEETS

	Yen (millions)
	As of	As of		As of
	September 30,	September	Increase	March
	2006	30, 2007	(Decrease)	31, 2007

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	35,302	35,686	384	37,128
Time deposits	4,987	6,616	1,629	6,866
Marketable securities	52,693	54,215	1,522	58,217
Trade receivables-
Notes	2,666	3,470	804	3,125
Accounts	46,969	62,144	15,175	54,189
Less- Allowance for doubtful receivables	(1,038)	(1,015)	23	(869)
Inventories	88,700	107,118	18,418	92,800
Deferred income taxes	3,967	5,315	1,348	5,080
Prepaid expenses and other current assets	8,572	10,901	2,329	9,963

Total current assets	242,818	284,450	41,632	266,499

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	16,733	18,898	2,165	16,732
Buildings and improvements	55,508	61,691	6,183	57,242
Machinery and equipment	74,109	77,683	3,574	74,087
Construction in progress	3,030	4,993	1,963	5,576

	149,380	163,265	13,885	153,637
Less- Accumulated depreciation	(89,803)	(92,873)	(3,070)	(90,257)

	59,577	70,392	10,815	63,380

INVESTMENTS AND OTHER ASSETS:
Investment securities	28,008	23,860	(4,148)	27,279
Deferred income taxes	559	1,491	932	1,367
Other assets	9,214	12,955	3,741	9,969

	37,781	38,306	525	38,615

	340,176	393,148	52,972	368,494

English Translation of “KESSAN TANSHIN” originally issued in Japanese language

	Yen (millions)
	As of	As of		As of
	September 30,	September	Increase	March
	2006	30, 2007	(Decrease)	31, 2007

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	3,396	1,111	(2,285)	1,892
Trade notes and accounts payable	14,672	21,717	7,045	16,025
Accrued payroll	8,333	8,728	395	8,571
Accrued expenses and other	14,394	18,145	3,751	17,353
Income taxes payable	7,515	8,941	1,426	10,447
Deferred income taxes	129	5	(124)	28

Total current liabilities	48,439	58,647	10,208	54,316

LONG-TERM LIABILITIES:
Long-term indebtedness	100	931	831	53
Accrued retirement and termination allowances	3,264	4,095	831	3,227
Deferred income taxes	6,233	4,958	(1,275)	4,976
Other liabilities	1,015	2,084	1,069	1,112

	10,612	12,068	1,456	9,368

MINORITY INTERESTS	1,751	2,289	538	2,135

SHAREHOLDERS’ EQUITY:
Common stock	23,805	23,805	—	23,805
Additional paid-in capital	45,437	45,750	313	45,437
Legal reserve and retained earnings	202,184	236,727	34,543	221,034
Accumulated other comprehensive income	8,223	14,108	5,885	12,697
Treasury stock, at cost	(275)	(246)	29	(298)

	279,374	320,144	40,770	302,675

	340,176	393,148	52,972	368,494

English Translation of “KESSAN TANSHIN” originally issued in Japanese language

2. CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Yen (millions)
	For the six		For the six
	months ended		months ended
	September 30,		September 30,		Increase		For the year ended
	2006		2007		(Decrease)		March 31, 2007
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
NET SALES	131,891	100.0	169,537	100.0	37,646	28.5	279,933	100.0
Cost of sales	77,343	58.6	98,847	58.3	21,504	27.8	163,909	58.6

GROSS PROFIT	54,548	41.4	70,690	41.7	16,142	29.6	116,024	41.4
Selling, general, administrative and other expenses	33,161	25.2	36,791	21.7	3,630	10.9	67,848	24.2

OPERATING INCOME	21,387	16.2	33,899	20.0	12,511	58.5	48,176	17.2

OTHER INCOME (EXPENSES):
Interest and dividend income	569	0.4	1,022	0.6	453	79.6	1,364	0.5
Interest expense	(163)	(0.1)	(166)	(0.1)	(3)	—	(316)	(0.1)
Exchange losses on foreign currency transactions, net	(193)	(0.1)	(125)	(0.1)	68	—	(418)	(0.2)
Realized gains on securities, net	311	0.2	8	0.0	(303)	(97.4)	918	0.3
Other, net	(115)	(0.1)	(170)	(0.1)	(54)	—	(401)	(0.1)

Total	409	0.3	569	0.3	160	39.1	1,147	0.4

INCOME BEFORE INCOME TAXES	21,796	16.5	34,468	20.3	12,672	58.1	49,323	17.6

PROVISION FOR INCOME TAXES:
Current	7,230	5.5	10,168	6.0	2,938	40.6	16,486	5.9
Deferred	(824)	(0.7)	704	0.4	1,528	—	(4,134)	(1.5)

Total	6,406	4.8	10,872	6.4	4,466	69.7	12,352	4.4

NET INCOME	15,390	11.7	23,596	13.9	8,206	53.3	36,971	13.2

English Translation of “KESSAN TANSHIN” originally issued in Japanese language

3. CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Yen (millions)
	For the six	For the six
	months ended	months ended	For the year
	September 30,	September 30,	ended March
	2006	2007	31, 2007

COMMON STOCK:
Beginning balance	23,805	23,805	23,805

Ending balance	23,805	23,805	23,805

ADDITIONAL PAID-IN CAPITAL:
Beginning balance	45,437	45,437	45,437
Gain on sales of treasury stock	—	313	—

Ending balance	45,437	45,750	45,437

LEGAL RESERVE AND RETAINED EARNINGS:
Beginning balance	192,255	221,034	192,255
Cash dividends	(5,461)	(7,903)	(8,192)
Net income	15,390	23,596	36,971

Ending balance	202,184	236,727	221,034

ACCUMULATED OTHER COMPREHENSIVE INCOME:
Beginning balance	5,345	12,697	5,345
Other comprehensive income for the period	2,878	1,411	7,515
Adjustment to initially apply SFAS No.158, net of tax	—	—	(163)

Ending balance	8,223	14,108	12,697

TREASURY STOCK, at cost:
Beginning balance	(258)	(298)	(258)
Purchases	(17)	(32)	(40)
Sales	—	84	—

Ending balance	(275)	(246)	(298)

TOTAL SHAREHOLDERS’ EQUITY	279,374	320,144	302,675

DISCLOSURE OF COMPREHENSIVE INCOME:
Net income for the period	15,390	23,596	36,971
Other comprehensive income for the period, net of tax	2,878	1,411	7,515

Total comprehensive income for the period	18,268	25,007	44,486

English Translation of “KESSAN TANSHIN” originally issued in Japanese language

4. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Yen (millions)
	For the six	For the six
	months ended	months ended	For the year
	September 30,	September 30,	ended March
	2006	2007	31, 2007

Net cash provided by operating activities	13,419	13,803	32,360
Net cash used in investing activities	(14,203)	(4,950)	(27,276)
Net cash used in financing activities	(3,978)	(10,047)	(8,307)
Effect of exchange rate changes on cash and cash equivalents	1,010	(248)	1,297

Net change in cash and cash equivalents	(3,752)	(1,442)	(1,926)
Cash and cash equivalents, beginning of period	39,054	37,128	39,054

Cash and cash equivalents, end of period	35,302	35,686	37,128

5.	SIGNIFICANT ACCOUNTING POLICIES
(1)	Scope of consolidation and equity method

Number of consolidated subsidiaries: 47

Major subsidiaries are as follows:
Makita U.S.A. Inc., Makita Corporation of America, Makita (U.K.) Ltd.,
Makita Manufacturing Europe Ltd. (U.K.), Makita Werkzeug GmbH (Germany),
Dolmar GmbH (Germany), Makita S.p.A. (Italy), Makita Oy (Finland), Makita (China) Co., Ltd.,
Makita (Kunshan) Co., Ltd. (China)
Number of equity method affiliates: 2

(2)	Consolidated Significant Accounting Policies (Summary)

Consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.
1.	Marketable and Investment Securities

Makita accounts for marketable and investment securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” which requires all investments in debt and marketable equity securities to be classified as either trading, available-for-sale securities or held-to-maturity securities.

2.	Allowance for Doubtful Receivables

Allowance for doubtful receivables represents the Makita’s best estimate of the amount of probable credit losses in its existing receivables. The allowance is determined based on, but is not limited to, historical collection experience adjusted for the effects of the current economic environment, assessment of inherent risks, aging and financial performance.

3.	Inventories

Inventory costs include raw materials, labor and manufacturing overheads. Inventories are valued at the lower of cost or market price, with cost determined principally based on the average cost method.

4.	Property, Plant and Equipment and Depreciation

For the Company, depreciation of property, plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the consolidated subsidiaries have adopted the straight-line method for computing depreciation.
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

5. Goodwill and Other Intangible Assets
Makita follows the provisions of SFAS No. 141 and SFAS No. 142. SFAS No. 141, “Business Combinations” requires the use of only the purchase method of accounting for business combinations and refines the definition of intangible assets acquired in a purchase business combination. SFAS No. 142, “Goodwill and Other Intangible Assets” eliminates the amortization of goodwill and instead requires annual impairment testing thereof. SFAS No. 142 also requires acquired intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”
6. Income Taxes
Makita accounts for income taxes in accordance with the provision of SFAS No. 109, “Accounting for Income Taxes,” which requires an asset and liability approach for financial accounting and reporting for income taxes.
The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Makita also adopts FIN 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”, which does not have a significant impact on its consolidated financial results.
7. Pension Plans
Makita accounts for pension plans in accordance with the provisions of SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.”
8. Impairment of Long-Lived Assets
Makita accounts for impairment of long lived assets with finite useful lives in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets.”
9. Derivative Financial Instruments
Makita conforms to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended.
10. Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
11. Revenue Recognition
Makita recognizes revenue at the time of delivery or shipment when all of the following conditions are met. (1) The sales price is fixed and determinable, (2) Collectibility is reasonably assured, (3) The title and risk of loss pass to the customer, and (4) Payment terms are established consistent with Makita’s normal payment terms.
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

6. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Operating segment information
For the six months ended September 30, 2006

	Yen (millions)
							Corporate
			North				and elimi-	Consoli-
	Japan	Europe	America	Asia	Other	Total	nations	dated

Sales:
(1) External customers	30,497	57,050	24,386	4,864	15,094	131,891	—	131,891
(2) Intersegment	30,883	2,763	2,704	32,482	88	68,920	(68,920)	—

Total	61,380	59,813	27,090	37,346	15,182	200,811	(68,920)	131,891

Operating expenses	53,462	52,062	26,001	31,975	13,457	176,957	(66,453)	110,504
Operating income	7,918	7,751	1,089	5,371	1,725	23,854	(2,467)	21,387
For the six months ended September 30, 2007

	Yen (millions)
							Corporate
			North				and elimi-	Consoli-
	Japan	Europe	America	Asia	Other	Total	nations	dated

Sales:
(1) External customers	35,281	78,871	28,792	5,511	21,082	169,537	—	169,537
(2) Intersegment	34,085	2,707	2,342	48,684	106	87,924	(87,924)	—

Total	69,366	81,578	31,134	54,195	21,188	257,461	(87,924)	169,537

Operating expenses	57,352	68,485	30,016	47,603	18,240	221,696	(86,058)	135,638
Operating income	12,014	13,093	1,118	6,592	2,948	35,765	(1,866)	33,899
For the year ended March 31, 2007

	Yen (millions)
							Corporate
			North				and elimi-	Consoli-
	Japan	Europe	America	Asia	Other	Total	nations	dated

Sales:
(1) External customers	61,776	124,924	51,432	9,698	32,103	279,933	—	279,933
(2) Intersegment	64,040	5,709	5,297	67,021	149	142,216	(142,216)	—

Total	125,816	130,633	56,729	76,719	32,252	422,149	(142,216)	279,933

Operating expenses	108,403	112,577	54,217	66,815	28,786	370,798	(139,041)	231,757
Operating income	17,413	18,056	2,512	9,904	3,466	51,351	(3,175)	48,176
Note: Segment information is determined by the location of the Company and its relevant subsidiaries.
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

Marketable securities and investment securities
1. Available-for-sale securities
As of September 30, 2006

	Yen (millions)
		Gross unrealized holding			Carrying
	Cost	Gains	Losses	Fair value	Amount

Marketable securities:
Equity securities	1,517	1,814	15	3,316	3,316
Debt securities	3,545	5	26	3,524	3,524
Funds in trusts and investments in trusts	43,886	1,229	62	45,053	45,053

	48,948	3,048	103	51,893	51,893

Investment securities:
Equity securities	10,901	14,335	13	25,223	25,223
Debt securities	30	—	—	30	30
Investments in trusts	731	175	—	906	906

	11,662	14,510	13	26,159	26,159

As of September 30, 2007

	Yen (millions)
		Gross unrealized holding			Carrying
	Cost	Gains	Losses	Fair value	Amount

Marketable securities:
Equity securities	1,486	1,577	3	3,060	3,060
Debt securities	6,438	21	1	6,458	6,458
Funds in trusts and investments in trusts	41,707	2,110	220	43,597	43,597

	49,631	3,708	224	53,115	53,115

Investment securities:
Equity securities	11,423	11,339	595	22,167	22,167
Investments in trusts	236	9	—	245	245

	11,659	11,348	595	22,412	22,412

As of March 31, 2007

	Yen (millions)
		Gross unrealized holding			Carrying
	Cost	Gains	Losses	Fair value	Amount

Marketable securities:
Equity securities	1,481	1,914	—	3,395	3,395
Debt securities	6,438	10	1	6,447	6,447
Funds in trusts and investments in trusts	45,115	2,025	64	47,076	47,076

	53,034	3,949	65	56,918	56,918

Investment securities:
Equity securities	11,113	13,856	12	24,957	24,957
Investments in trusts	720	264	12	972	972

	11,833	14,120	24	25,929	25,929

English Translation of “KESSAN TANSHIN” originally issued in Japanese language

2. Held-to-maturity securities
As of September 30, 2006

	Yen (millions)
		Gross unrealized holding			Carrying
	Cost	Gains	Losses	Fair value	Amount

Marketable securities:
Debt securities	800	—	—	800	800

Investment securities:
Debt securities	1,849	—	108	1,741	1,849

As of September 30, 2007

	Yen (millions)
		Gross unrealized holding			Carrying
	Cost	Gains	Losses	Fair value	Amount

Marketable securities:
Debt securities	1,100	—	2	1,098	1,100

Investment securities:
Debt securities	1,448	—	109	1,339	1,448

As of March 31, 2007

	Yen (millions)
		Gross unrealized holding			Carrying
	Cost	Gains	Losses	Fair value	Amount

Marketable securities:
Debt securities	1,299	—	1	1,298	1,299

Investment securities:
Debt securities	1,350	—	107	1,243	1,350

English Translation of “KESSAN TANSHIN” originally issued in Japanese language

Net sales by product categories

	Yen (millions)
	For the six months ended		For the six months ended		For the year
	September 30,		September 30,		ended March 31,
	2006		2007		2007

	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Finished goods	112,769	85.5	146,451	86.4	239,017	85.3
Parts, repairs and accessories	19,122	14.5	23,086	13.6	40,916	14.7

Total net sales	131,891	100.0	169,537	100.0	279,933	100.0

Overseas sales by product categories

	Yen (millions)
	For the six months ended		For the six months ended		For the year
	September 30,		September 30,		ended March 31,
	2006		2007		2007

	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Finished goods	95,959	88.1	128,048	89.0	204,670	87.8
Parts, repairs and accessories	13,005	11.9	15,840	11.0	28,403	12.2

Total overseas sales	108,964	100.0	143,888	100.0	233,073	100.0

Information per share

	Yen
	As of	As of	As of
	September 30, 2006	September 30, 2007	March 31, 2007

Shareholders’ equity per share	1,944.05	2,226.68	2,106.28

	Yen
	For the six months	For the six months
	ended September 30,	ended September 30,	For the year ended
	2006	2007	March 31, 2007

Net income per share:
Basic	107.09	164.17	257.27
Diluted	107.09	164.17	257.27

Note:	Net income per share is calculated on the basis of the average number of shares outstanding during the period. Average number of shares outstanding is as follows:

For the six months ended September 30, 2006:	143,709,479
For the six months ended September 30, 2007:	143,725,286
For the year ended March 31, 2007:	143,706,789

Moreover, there are no shares having a potentially dilutive effect for any period.
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

5. SUPPORT DOCUMENTATION (CONSOLIDATION)
1. Consolidated financial results and forecast

	Yen (millions)
	For the six months			For the six months			For the six months
	ended September			ended September			ended September
	30, 2005			30, 2006			30, 2007
	(Results)			(Results)			(Results)
	(Amount)		(%)	(Amount)		(%)	(Amount)		(%)
Net sales	106,649		9.5	131,891		23.7	169,537		28.5
Domestic	20,029		5.3	22,927		14.5	25,649		11.9
Overseas	86,620		10.5	108,964		25.8	143,888		32.1
Operating income	25,897		33.1	21,387		(17.4)	33,899		58.5
Income before income taxes	26,504		31.0	21,796		(17.8)	34,468		58.1
Net income	25,807		99.2	15,390		(40.4)	23,596		53.3
Net income per share (Yen)		179.52			107.09			164.17
Cash dividend per share (Yen)		19.00			19.00			30.00
Dividend payout ratio (%)		10.6			17.7			18.3
Employees		8,557			9,077			10,093

	Yen (millions)
	For the year ended				For the year ending
	March 31, 2007				March 31, 2008
	(Results)				(Forecast)
		(Amount)		(%)	(Amount)		(%)
Net sales		279,933		22.2	330,000		17.9
Domestic		46,860		12.6	51,000		8.8
Overseas		233,073		24.3	279,000		19.7
Operating income		48,176		5.2	62,000		28.7
Income before income taxes		49,323		0.4	62,500		26.7
Net income	(Note 2)	36,971		(8.5)	42,800		15.8
Net income per share (Yen)	(Note 2)		257.27			297.68
Cash dividend per share (Yen)	(Note 2)		74.00			—
Dividend payout ratio (%)	(Note 2)		28.8			—
Employees			9,062			—

Notes:	1. The table above shows the change in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income against the corresponding period of the previous year.

2. Special circumstances that influenced the calculation of the dividend for the year ended March 31, 2007 were 1.7 billion yen. Excluding these special circumstances, Net income, Net income per share and Dividend payout ratio for the year ended March 31, 2007 are as follows:

Net income:	35.3 billion yen
Net income per share:	245.41 yen
Dividend payout ratio:	30.2%
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

2. Consolidated net sales by geographic area

	Yen (millions)
	For the six months		For the six months		For the six months
	ended September		ended September		ended September
	30, 2005		30, 2006		30, 2007
	(Results)		(Results)		(Results)
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Japan	20,029	5.3	22,927	14.5	25,649	11.9
Europe	41,802	14.8	56,558	35.3	78,865	39.4
North America	20,648	4.8	24,513	18.7	28,942	18.1
Asia	8,472	(9.1)	9,776	15.4	11,021	12.7
Other regions	15,698	21.0	18,117	15.4	25,060	38.3
The Middle East and Africa	5,118	19.6	6,203	21.2	8,650	39.4
Oceania	5,486	(0.9)	5,983	9.1	8,276	38.3
Central and South America	5,094	61.4	5,931	16.4	8,134	37.1
Total	106,649	9.5	131,891	23.7	169,537	28.5

Note:	The table above sets forth Makita’s consolidated net sales by geographic area based on customers location for the periods presented.
3. Exchange rates

	Yen
	For the six months	For the six months	For the six months
	ended September	ended September	ended September
	30, 2005	30, 2006	30, 2007
	(Results)	(Results)	(Results)
Yen/U.S. Dollar	109.52	115.38	119.40
Yen/Euro	135.61	146.01	162.33

	Yen
	For the six months	For the year
	ending March 31,	ending March 31,
	2008	2008
	(Forecast)	(Forecast)
Yen/U.S. Dollar	112	116
Yen/Euro	160	161
4. Sales growth in local currency basis (major countries)

For the six months
ended September
30, 2007
(Results)
(%)
U.S.A.	11.1
Germany	20.3
U.K.	27.1
France	15.2
China	16.9
Australia	17.1
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

5. Production ratio (unit basis)

	For the six months	For the six months	For the six months
	ended September	ended September	ended September
	30, 2005	30, 2006	30, 2007
	(Results)	(Results)	(Results)
	(%)	(%)	(%)
Domestic	28.9	27.9	24.0
Overseas	71.1	72.1	76.0
6. Consolidated capital expenditures, depreciation and amortization, and R&D cost

	Yen (millions)
	For the six months	For the six months	For the six months
	ended September	ended September	ended September	For the year ending
	30, 2005	30, 2006	30, 2007	March 31, 2008
	(Results)	(Results)	(Results)	(Forecast)
Capital expenditures	4,856	4,873	7,161	17,700
Depreciation and amortization	2,658	3,715	3,879	8,700
R&D cost	2,345	2,605	2,826	5,800
English Translation of “KESSAN TANSHIN” originally issued in Japanese language